Celsius Holdings, Inc.

2424 North Federal Highway-Suite 208

Boca Raton, FL 33431

January 21, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3629

Attention:	SiSi Cheng
Anne Mcconnell

Re:	Celsius Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2019 (the “2019 Form 10-K”)
Filed March 12, 2020
Form 10-Q for the Period Ended September 30, 2020
Filed November 12, 2020
File No. 001-34611

Dear Ms. Cheng and Ms. Mcconnell:

In connection with the Staff’s letter of December 22, 2020 (the “Letter”), the following sets forth the Company’s response to the comments set forth in the Letter. For your convenience, the response to each comment follows the comment itself.

Form 10-Q for the Period Ended September 30, 2020

Consolidated Statements of Operations and Comprehensive Income, page 2

Comment:

1. We note you present amortization of intangibles below income from operations. Please tell us what this amortization relates to and, if it relates to customer relationships, explain why you believe your current presentation is appropriate.

Response:

Amortization of intangibles relates to customer relationships. We believe the current presentation is appropriate because we view amortization of customer relationships as being non-operational in nature. It does not represent a direct operational expense that the Company incurs as a part of its core, ongoing business activities, which include procuring, marketing, and distributing its products, and/or administrative activities directly related to operating the business. Further, the underlying intangible asset that gives rise to amortization is non-operational in nature, having resulted from the application of business combination accounting. This is in contrast to assets like property, plant and equipment, for example, which are acquired for direct use in the Company’s operations. In light of the non-operational nature of amortization of intangibles, we believe that the current presentation provides the clearest and most faithful view of the Company’s operating performance and its underlying economics.

Securities and Exchange Commission

January 21, 2021

We also note that many financial statement users disregard amortization of intangibles when analyzing the Company’s performance relative to its competitors, due to its non-operational and non-cash nature. Because of this, if we were to aggregate amortization of intangibles as part of other direct operational expenses, we believe it could potentially reduce the transparency and usefulness of the Company’s financial statements for financial statement users.

Under our current presentation, amortization of intangibles is a separately labeled line item, allowing financial statement users to clearly understand its nature and evaluate it accordingly. We note that this is consistent with the guidance of Rule 5-03(b)(9) of Regulation S-X, Non-operating expenses, which states that “…miscellaneous income deductions shall be separately stated in the statement of comprehensive income or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.” We also note that our current presentation does not contradict the guidance of SAB Topic 11.B, which addresses the exclusion of “depreciation, depletion and amortization of property, plant and equipment [emphasis added]” from cost of sales or operating expenses, because amortization of intangibles does not relate to property, plant and equipment.

Lastly, we believe that the guidance of ASC 350-30-45-2 allows for judgment in its application when it states that “amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity [emphasis added].” We interpret this to mean that the presentation of amortization of intangibles is not prescriptive but, rather, based on the specific factors underlying the nature of the expense and other similar intricacies, such as those described in the preceding paragraphs. We believe the current presentation in the Company’s financial statements appropriately reflects the underlying nature of amortization of intangibles and enables financial statement users to determine the true operational results of the business.

Form 10-K for the Year Ended December 31, 2019

Item 1. Business, page 1

Comment:

2. Your disclosure on page F-9 indicates that you have significant customers who account for more than 10% of revenue. Please revise your Business section to disclose and discuss your dependence on these significant customers and identify them. Refer to Item 101(h) of Regulation S-K. Additionally, please tell us what consideration you have given to including a risk factor related to your dependence on significant customers.

Response:

As our business continues to grow and evolve significantly, we continue to monitor the adequacy of our disclosures and have been considering enhancing them prospectively in-line with the observations provided. As such, we will implement complementing our disclosure in this area when we file our next 10-K in March 2021, reflecting our 2020 financial results.

While one customer, Amazon, accounted for more than 10% of our revenues during the year ended December 31, 2019 (and is expected to do so during the year ended December 31, 2020), we do not believe that we are dependent on such customer. Nonetheless, in response to the Staff’s comment, we propose to add the following disclosure in “Item 1. Business” in our in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”):

“As a result of the growth of our business and the increase in online sales in 2020 related in part to the COVID-19 pandemic, one customer, Amazon, accounted for approximately 25% and 12.0% of our revenues during the years ended December 31, 2020 and December 31, 2019, respectively. Notwithstanding the foregoing, we do not believe that we are dependent on our sales to Amazon for our continued growth and profitability.”

Securities and Exchange Commission

January 21, 2021

Regarding the risk factor consideration related to dependence on significant customers, please consider the following:

-It’s our understanding that there is no specific requirement to include/exclude such a discussion about customer concentration risk. Reg S-K Item 105 speaks broadly about what to include in risk factors. It emphasizes disclosing ‘material’ factors, where ‘material’ is defined as: “…matters as to which an average prudent investor ought reasonably to be informed before buying or selling any security of the particular company.” However, we are always striving to provide better visibility and understanding of our business to the users of our financial statements and therefore propose to add explanatory details on future filings regarding the potential risk factor pertaining to concentration of sales.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations, page 18

Comment:

3. Please revise your discussion of results of operations to provide greater insight into the causes of material changes in the components of net income. For example, you disclose that an increase in sales volume is the key driver for the 43% increase in revenue in 2019 without providing underlying reasons for the change in volume. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response:

As our business continues to grow and evolve significantly, we continue to monitor the adequacy of our disclosures and have been considering enhancing them prospectively in-line with the observations provided. As such, we will implement complementing our disclosure in this area when we file our next 10-K in March 2021, reflecting our 2020 financial results.

Specifically, we have been very objective and factual with the comments in this area. Specifically, we will be including additional details providing underlying rationale for material changes in key operational metrics to provide better understanding to users of the results of material changes in the components of net income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations, page 18

Liquidity and Capital Resources, page 20

Comment:

4. Please provide a more robust analysis of the changes in net cash provided by (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. In addition, please also discuss the underlying drivers responsible for material changes in your cash flows from investing and financing activities for all periods presented. Refer to Section IV.B of SEC Release 33-8350.

Response:

As our business continues to grow and evolve significantly, we continue to monitor the adequacy of our disclosures and have been considering enhancing them prospectively in-line with the Staff’s comments. As such, we propose to provide expanded disclosure in our 2020 Form 10-K additional details and supporting analyses to allow readers to better understand changes in operating, investing and financing activities, between comparable periods and their impacts on cash flows.

Securities and Exchange Commission

January 21, 2021

Item 9A. Controls and Procedures, page 21

Comment:

5. You disclose on page 22 that management has excluded the acquired business from management’s report on internal control over financial reporting. Please revise your disclosure to identify the acquired business and indicate the significance of the acquired business to your consolidated financial statements. Notwithstanding management’s exclusion of the acquired business’ internal controls from your annual assessment, you must disclose any material change to your internal control over financial reporting due to the acquisition pursuant to Exchange Act Rule 13a-15(d) or 15(d)-15(d), whichever applies. Refer to Question 3 of SEC’s Frequently Asked Questions on Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. In addition, it appears to us that your auditors' report, which includes their assessment of internal control over financial reporting, should also include an explanatory paragraph excluding the acquired business or you should explain to us how and why their assessment differed from your assessment.

Response:

“The SEC’s general guidance permits the exclusion of an assessment of the effectiveness of a registrant’s controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. On October 25, 2019, we completed the acquisition of Func Food Group, Oyj (“Func Food”) and did not have time to perform an adequate assessment of their internal control environment. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of December 31, 2019, did not include an assessment of the internal controls over financial reporting of these acquired operations. Net Revenue generated from the acquired operations only represented 8.8% as of December 31, 2019. Although we were not able to execute a thorough assessment, we began to perform evaluations of internal controls, on an on-going basis, over financial reporting for these acquired operations as well as their processes and systems. As such, it was deemed that the acquired operations and financial reporting processes did not have a material impact to our internal controls over financial reporting. Additionally, we conducted multiple training sessions with their finance and administrative personnel including their managing director, as it relates to our internal control environment and policies which were implemented as part of the integration process. Moreover, from a financial reporting perspective we review their figures and conduct thorough analytical reviews of their results and also validate the consolidation of their figures at the European level.

Regarding the Auditor’s report we have been advised that they took the above aspects into consideration, particularly as to the materiality impact of the acquisition and deemed not necessary to provide additional explanations in this area. As part of their review of our purchase accounting procedures, we also provided them with documentation which reflected our prompt attention to having Func Food incorporate our policies and procedures to ensure that their internal control environment was aligned with ours as part of our integration process. Additionally, we have been performing our assessment of their internal control environment during 2020, despite the COVID limitations and even obtained the services of Grant Thornton in the Nordics to assist with this assessment and the related testing to ensure that their internal controls are in-fact aligned, are in-place and working effectively. This provides comfort that there is no adverse impact to our financial reporting regarding the acquisition. Furthermore, we were informed that Assurance Dimensions were subject to a review by the PCAOB office which included a thorough examination of our audit and therefore all their workpapers, audit and risk planning, compliance & substantive testing, conclusions of their work and therefore the validity or content of their audit report. The PCAOB had noted that the audit opinion should have referenced an exclusion of Func Foods controls but Assurance Dimensions, our independent registered public accounting firm, noted to the PCAOB that their audit opinion cross-referenced to management’s assessment of internal controls which properly excluded the testing of controls for Func Food. The PCAOB did not indicate that any further action was necessary in this aspect.

Securities and Exchange Commission

January 21, 2021

Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting, page F-8

Comment:

6. We note your disclosures that you have a number of operating divisions and that separate segment data has not been presented as they meet the criteria for aggregation. Please identify and explain to us how you determined your operating segments as defined in ASC 280-10-50-1. Please also demonstrate to us how you determined that your operating segments can be aggregated and how your aggregation complies with the requirements of ASC 280-10-50-11, including similar economic characteristics. In addition, please address the apparent inconsistency in your disclosures related to segments in your Form 10-Q for the period ended September 30, 2020 which appear to indicate you aggregate operating segments but also indicate you have a single operating segment.

Response:

In determining our operating segments, we considered the definition in ASC 280-10-50-1, which defines an operating segment as a component of a reporting entity with three characteristics:

●	50-1(a) It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

●	50-1(b) Its operating results are regularly reviewed by the public entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

●	50-1(c) Its discrete financial information is available.

Even though we have operations in several geographies that satisfy criteria (a) and (c) above, we operate as a single enterprise. Our operations and strategies are centrally designed and executed given that our geographical components are very similar. Our CODM, the CEO, reviews operating results primarily from a consolidated perspective, and makes decisions and allocates resources based on that review.

The reason our CODM focuses on consolidated results in making decisions and allocating resources is because of the significant economic interdependencies between our geographical operations and the Company’s U.S. entity. Because of these intertwined operations, it is not useful or meaningful to look at a given geographical area in isolation. For example, our European operations (Func Food) rely on Celsius Holdings in the following ways:

●	Similar products and similar types of customers—Both Func Food and Celsius primarily focus on selling Celsius-branded beverages and Func Food’s customers are similar to those of Celsius Holdings, including large retailers, sporting goods stores, and specialty stores.

●	Interdependent operations and sharing of resources—Func Food purchases all of its Celsius inventory from Celsius Holdings via transfer-pricing arrangements. As of September 30, 2020, the majority of Func Food’s inventories consisted of intercompany purchases from Celsius Holdings (approximately EUR 4.2M of total inventory of EUR 5.6M, or 75%). Thus, the cash flows and economics of Func Food are dependent on Celsius Holdings. Due to this extensive economic relationship, it is important to view both Func Food and Celsius Holdings together, as a whole, in order to capture the true profitability, operating performance, cashflows and recovery of goodwill.

Securities and Exchange Commission

January 21, 2021

●	Benefiting from common research and development—Func Food is dependent on new product development performed by Celsius Holdings. The beverage industry is highly competitive, with one area of competition being development of new products. In order for Func Food to remain competitive, it must rely on Celsius Holdings to develop new products and flavors.

●	Other operational interdependencies and overlap—Func Food is also dependent on Celsius Holdings with respect to these other areas:

o	Marketing – Celsius Holdings assists Func Food with various marketing activities, including social media, launching of new products, budgeting, standardizing and harmonizing the brand as it relates to packaging/labeling and ingredient contents (i.e., Caffeine levels), to the extent possible, taking into consideration regulatory aspects and customer preferences. Providing brand continuity and standardization, as much possible, regarding Social Media aspects.

o	Business development – Celsius Holdings helps Func Food determine the best ways to structure its business model for specific markets. Determine the best approach in entering markets and compliance with all regulatory and corporate governance requirements (e.g., UK, Germany, others), proper capitalization and capital structure, determining required investments, etc. Additionally, we provide guidance to establish the most appropriate corporate structure regarding legal entities taking into consideration import and tax matters.

o	General operations – Celsius Holdings provides assistance related to determining production, raw material procurement, proper inventory levels (i.e., all supply chain aspects), logistics, meeting importing requirements, warehousing aspects, as well as distribution to clients and merchandising.

o	Finance- Financial Reporting, Budgeting, Forecasting, Capital Budgeting, Consolidation, Implementation of internal controls (e.g., SOX Compliance), Taxes – Celsius Holdings provides assistance in all these aspects pertaining to the Finance area and to ensure proper financial reporting and compliance with US-GAAP.

o	Treasury – Celsius Holdings provides assistance as to cash management, coordination of currency transactions and transfer of funds among countries.

o	IT - Evaluation of systems, applications, standardizing email protocols, data management, evaluation and utilization of CRM areas, resource planning, use and training of desktop applications (e.g., Microsoft Office=>e.g., Macros, Links, etc.).

o	HR- Compliance with local labor requirements, company policies & procedures, coordinating staffing requirements based on budget, coordinating company benefits (e.g., stock options, RSAs).

We have always viewed, and continue to view, the company as a single operating segment, both pre- and post- European acquisition. While there are discrete operational intricacies in the different geographical regions, the CEO makes strategic decisions for allocating resources and evaluates company performance at the consolidated level. As such, the CEO reviews consolidated data in order to make orchestrated decisions for the enterprise as whole particularly as it relates to Operational (procurement/Supply-Chain) decisions, Research and Development (e.g., New Products), Marketing initiatives and Brand consistency/uniformity as well as Selling and Distribution strategies.

Our past disclosures about aggregating multiple segments were simply an inadvertent misnomer which does not have a material impact to the use of the financials. This will certainly not be the case prospectively. As a growing company, we will continue to monitor these aspects and certainly make any modifications that may be necessary in our 2020 Form 10-K and subsequent reports under the Securities Exchange Act of 1934, as amended, to provide better visibility to users of the financial statements but in a well thought out matter. In that manner, ensure that the additional information provided is actually beneficial and does not cause confusion or makes our financial statement too complex and “bureaucratic” for our shareholders.

Securities and Exchange Commission

January 21, 2021

On a final note, Celsius Holdings much like Monster (a major competitor) basically only sells Celsius brand beverages (revenues of other products are immaterial). As such, our reporting mirrors Monster’s, as they only provide details by product lines and not by location even though they sell across the world.

Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting, page F-8

Comment:

7. It appears that you have significant revenue from operations within and outside of the United States. Please provide the revenue and long-lived asset by country disclosures required by ASC 280-10-50-41 or explain to us why you do not believe they are required.

Response:

We do not believe that country specific information is required due to materiality aspects and therefore will not add much value to the users of the financial statements. The majority or more material amounts of revenue in each region disclosed in footnote 3 come from single countries in each region that we already discuss/disclose throughout our 2019 Form 10-K. (e.g., substantially all of ‘Asian’ revenue comes from China-royalties, substantially all of Europe revenue comes from the Nordics and basically mainly Sweden (94%). As such, each individual Nordic country revenue is immaterial for disclosure. Additionally, all of North American revenue comes from U.S. Following are all the details to provide more visibility regarding our comments:

Europe=>Nordics:

-Sweden=>~$13,590k

-Finland=>~$632k

-Norway=>~$234k

-Total Europe=>~$14,456k

Asia:

-China=>~$350k (Royalties)

-Malaysia=>~$435k

-All others-Misc.=>~$56k

-Total Asia=>~$841k

All Others

-Bermuda~=>~$160k

-Others-Misc.=>~$31k

Total Others=>~$191k

Total long-lived assets as of 12/31/2019 are immaterial in nature at ~$943k or ~1% of total assets. If we then view this on a more granular level, it becomes more evident that the economic aspects are inconsequential:

Property, Plant and Equipment ~$133k basically all in the US

Right Of Use=>~$810k or ~.9%:

-US=>~$120k

-Europe=>~$690k

For intangible assets, it is disclosed in the related footnote that they all relate to the European acquisition, which as noted above relates to specific countries that are discussed throughout the 10-K. As such, our financial statement users are aware of the specific countries in the European region.

Securities and Exchange Commission

January 21, 2021

6. Note Receivable, page F-16

Comment:

8. We note your disclosures related to a license and repayment of investment agreement with Qifeng, including the fact that you recorded a note receivable and other income during the year ended December 31, 2019. Please provide us additional information related to the material terms of this agreement and more fully explain to us how you determined your accounting is appropriate, specifically address why you believe recording other income is appropriate and how you determined the receivable is not related to the license agreement.

Response:

The agreement is divided into the two sections, containing the following material terms:

●	License agreement: The license agreement grants Qifeng a 50-year exclusive license to procure, market, sell, and distribute Celsius brand products in China. The licensing fee is fixed for the first five years, amounting to a total of approximately $6.6 million, and is variable thereafter based on annual revenue. The future applicable royalty rates will be mutually agreed to each year but the amounts cannot be less than the preceding year’s value. Minimum starting rates are specified in the agreement.

●	Repayment of investment agreement (note receivable): The repayment of investment agreement acknowledges the fact that the Company had made significant investments in years prior to entering into the agreement in order to expand its global brand into the China market. In light of this past investment, Qifeng agrees to repay the Company in the form of the note receivable. The note receivable has a five-year term with scheduled principal payments and a weighted-average interest rate, which subsequently was amended to a fixed rate of 3.21% per annum. This past investment pertained to marketing initiatives and activities to develop the Celsius brand.

●	The license agreement may be terminated by mutual consent or upon the occurrence of certain events, such as material breach. However, upon termination of the license agreement for any reason, the repayment of the investment agreement would continue to remain in effect and the note would remain fully collectible.

We determined that recording the note receivable as other income was appropriate because it is a separate component of the contract that falls outside the scope of the revenue standard, ASC 606. This is consistent with the guidance of ASC 606-10-15-4, which says that if a contract with a customer is partially within the scope of ASC 606 and partially within the scope of other guidance, then a reporting entity should first apply the separation or measurement guidance in other applicable standards (if any) and then apply the guidance in the revenue standard.

We determined that the note receivable is not related to the license agreement because none of the terms or underlying economics of the two agreements are interdependent. For example, the amount of consideration to be paid in the license agreement does not depend on any of the terms of the note receivable agreement. The minimum starting royalty rates specified in the license agreement are consistent with industry market rates, showing that the pricing in the license agreement was not determined in contemplation of the note receivable. Similarly, the interest rate on the note receivable is reflective of credit risk and market rates and to account for time value of money. Furthermore, Qifeng is contractually obligated to repay the note receivable regardless of whether or not the Company satisfies its performance obligation under the license agreement. We believe these considerations demonstrate that the note receivable is separate from the license agreement by analogizing to the guidance of ASC 606-10-25-9, which outlines the factors an entity should consider when deciding whether or not to combine two or more contracts entered into at the same time.

Securities and Exchange Commission

January 21, 2021

To further eliminate the possibility that the note receivable might relate to some other revenue activity, we considered the definition of revenue under ASC 606-10-20:

Revenue: Inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

The gain related to the note receivable does not meet the definition of revenue because it was not “an inflow that resulted from the Company delivering or producing goods, rendering service, or any other activities that constitute the Company’s ongoing major or central operations” and does not fit the description of “ordinary business activities” as defined in ASC 606-10. The note receivable represents reimbursement of past investment that the Company made in the China market in previous years to develop the brand.

The Company’s primary revenue-generating activity is selling, distributing, and licensing its beverages, not selling or providing marketing services to customers or third parties. While the Company does perform marketing activities as part of its own daily operations to build the Celsius brand, it has never done so as an “ongoing major or central” service in exchange for consideration from its customers. Marketing activities or initiatives have never been a revenue stream for the company. Further, there was no prior mutual agreement, explicit or implicit, that these amounts would eventually be reimbursed (i.e., there was no contract, which is the first step that must be met to recognize revenue under ASC 606). Lastly, we re-emphasize that the collection of the note receivable is not contingent upon the Company providing any future goods or services to Qifeng, which demonstrates that it does not relate to any performance obligations that might indicate the presence of a revenue contract.

Given that no other revenue or income recognition guidance applies to the note receivable, we concluded that recording it to other income was appropriate based on ASC 610-10-05-1, Other Income—Overall, which includes “income recognized that is not…within the scope of Topic 606 [or other revenue or income recognition guidance].” Absent specific separation and measurement guidance, and because the pricing and terms of both the license agreement and note agreement were at market (i.e., already on a standalone basis), the amount allocated to the note receivable was the stated amount, which in turn was based on the cost of the marketing initiatives that were incurred or invested in the China market to develop the Celsius brand.

We believe recording the gain pertaining to the note receivable in other income properly reflects the nature of the transaction. To have otherwise recorded it in revenue would have caused the financial statements to be misleading (e.g., would distort profitability, including gross margin), due to the non-recurring nature of the transaction and the fact that it was not related to any of the Company’s ongoing major or central revenue-generating activities.

10. Acquisition European Operations, page F-20

Comment:

9. We note you acquired Func Food on October 25, 2019 and provided historical financial statements related to the acquisition in a Form 8-K/A. Please explain to us how you determined the historical financial statements you provided fully comply with Rule 3-05/8-04 of Regulation S-X. Please specifically address the following potential deficiencies:

●	the historical financial statements for the year ended December 31, 2018 appear to be unaudited since they include an "except for" auditors' report;

●	the historical financial statements for the year ended December 31, 2017 appear to be unaudited; and

●	interim financial statements are not provided.

Please also address if and how these potential deficiencies impact your assessment of disclosure controls and procedures.

Securities and Exchange Commission

January 21, 2021

Response:

To determine the appropriate historical financial statements required by Rule 3-05 for the Func Food acquisition, we performed the three tests described in Rule 1-02(w) (referenced by Rule 3-05) to determine the level of significance of the business acquisition. The result of the tests was a significance level exceeding the 50-percent threshold, requiring that we provide the following financial statements pursuant to Rule 3-05(b)(2)(iv):

●	Audited balance sheets as of the end of the two most recent fiscal years,

●	Audited statements of operations, comprehensive income, cash flows, and changes in stockholders’ equity for the three most recent fiscal years, and

●	Unaudited financial statements as of and for the appropriate interim period preceding the acquisition and the corresponding interim period in the prior year.

However, an accommodation provided by Rule 3-05(b)(2)(iv) allows registrants to omit the earliest year if the revenues of the acquired business are less than $100 million in the most recent fiscal year. Because this was applicable to Func Food, we provided audited financial statements covering the two most recent fiscal years, 2018 and 2017, rather than three fiscal years.

The auditor’s report for the historical financial statements covers both fiscal years 2018 and 2017, which are presented comparatively within the same set of financial statements. While the report only specifically mentions 2018, the scope of the audit also includes 2017. We have copies of financial statements both, in English and Finnish pertaining to the 2017 audit. The Finnish version is signed by the partner in-charge of the audit. We will be pleased to provide the 2017 audited financial statements upon request. Additionally, Func Food was required to publish or make their audited financial statements available to the public as they had financed their business via publicly traded bonds. We also noted no disclaimers such as “unaudited” or other qualifying language related to the 2017 financial statements. Further, we note that the auditors’ report says that that the auditor has been appointed to Func Food for “a total period of uninterrupted engagement of two years.”

While we understand that “except for” audit opinions usually do not meet the requirements of Regulation S-X Article 2, in this specific instance we believe that the audited financial statements still satisfy the requirements due to the fact that the sole basis for the qualified opinion related to the predecessor entity’s goodwill, intangible assets, and intercompany balances (in relation to the predecessor parent company’s standalone audit)—none of which has an impact on how the business combination is accounted for, or on the ongoing future performance of the entity following acquisition. Predecessor goodwill and intangible assets do not carry over to the successor entity as part a business combination. Rather, new balances of goodwill and intangible assets are independently measured and established as part of applying the acquisition method of accounting. Additionally, any remaining intercompany balances within the predecessor entity were not part of the assets acquired and liabilities assumed in the business combination, having become fully eliminated upon acquisition and consolidation with the Company. Because none of these items are relevant to the accounting for the acquisition or to the ongoing future operations of the acquired business, we do not believe that the “except for” audit opinion impacts the reliability or relevance of the financial statements for the Company’s financial statement users, as it relates to satisfying Rule 3-05 of Regulation S-X.

Regarding the interim period financial information required by Rule 3-05 of Regulation S-X, the most recent interim period preceding the date of the acquisition was the nine months ended September 30, 2019, for which we provided an unaudited balance sheet and income statement within the pro forma financial statements filed with the Form 8-K/A as Exhibit 99.3. However, because Func Food stopped preparing interim financial statements after its Q1 2019 period end (which is when the predecessor entity began seeking relief by restructuring of its debt) and because of limited accounting personnel available at the time of the acquisition, it was impractical to obtain statements of comprehensive income, cash flows, and changes in stockholders’ equity for the required interim period, nine months ended September 30, 2019.

We recognize that the financial statements covering the corresponding prior year interim period, the nine months ended September 30, 2018, were omitted inadvertently from the Form 8-K/A exhibits. We note they are/were publicly available on Func Food’s website on its investor relations page. If required, we can provide them in an amended filing.

Securities and Exchange Commission

January 21, 2021

We do not believe this affects our assessment of disclosure controls and procedures given the unique, non-recurring nature of the situation (i.e., business acquisition) and the transaction itself. We also believe there is minimal to no impact on the ability of our investors and stakeholders to understand the nature of the acquisition, as the more relevant information pertains to what impact the acquisition will have on the Company going forward under new management and the results of prospective operations. Given that this is an isolated incident with minor impact and relates to a non-recurring transaction, we do not believe that it is indicative of any pervasive issues concerning the effectiveness of the Company’s disclosure controls and procedures.

We thank you for your comments and observations as we value objective recommendations to continue to improve the quality and use of our financial statements given the significant growth of our business. We will continue to strive to provide our investors with the most informative, accurate, complete and objective information regarding the results of our operations.

Please advise as to your concurrence with the above. If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239.

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ Edwin Negron-Carballo
Edwin Negron-Carballo, Chief Financial Officer